June 3, 2010
VIA EDGAR
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	The Hartford Financial Services Group, Inc. (the “Company” or “The Hartford”) Schedule 14A filed April 8, 2010 File No. 001-13958
Dear Mr. Riedler:
This letter is in response to your May 20, 2010 letter providing comments from the Securities and Exchange Commission (the “Commission”) staff (the “Staff”) resulting from their review of the Company’s disclosures in the filing listed above.
For those items where the Staff has asked the Company to provide supplemental information, the Company has included such information below in its detailed responses. For your convenience, your comment is shown below in bold, italicized text, followed by our response.
Staff Comment:
Compensation Discussion and Analysis
Performance Shares
HIMCO Performance Units, page 35
1.	You disclose that for HIMCO performance units granted in 2009, your Compensation Committee approved investment performance measures relative to benchmarks such as the Barclays Aggregate and Barclays Universal indices for the general account and peer relative performance for the mutual funds and other third party funds (using Lipper and Callan ratings). Please provide us with draft disclosure for your 2011 proxy statement that provides the approved investment performance measures for your HIMCO performance units.

Company Response:
In February 2010, the Compensation Committee granted its annual long-term incentive awards to the Company’s senior executives and did not grant any HIMCO performance units. We do not anticipate the Committee will grant such units in 2010. As a result, the Company’s 2011 proxy statement will not include disclosure regarding HIMCO performance units. In the event the Compensation Committee elects to grant HIMCO performance units to a Named Executive Officer in the future, the Company will disclose in its proxy statement the specific investment performance measures for such awards. Further, to the extent that a Named Executive Officer receives a payout under HIMCO performance units at the end of a three-year performance period, the Company will disclose the investment performance measures evaluated by the Compensation Committee in certifying such payout in the proxy statement filed immediately following the conclusion of such performance period.
Staff Comment:
2009 Annual Incentive Awards, page 43
2.	You disclose on page 44 that your 2009 Annual Incentive Awards are based 50% on your Compensation Committee’s qualitative assessment of 2009 performance. This qualitative assessment includes evaluations of your (i) achievement of risk management goals, (ii) capital management and net income results, and (iii) performance against critical non-financial strategic and operational objectives. Please provide us with draft disclosure for your 2011 proxy statement that provides the risk management goals and non-financial strategic and operational objectives. Please also confirm that in your 2011 proxy statement you will discuss your Compensation Committee’s evaluation of each objective and/or result evaluated, including the evaluation of (i) through (iii) above, at the end of the fiscal year and how the level of achievement will affect actual bonuses to be paid.
Company Response:
In light of the realignment of Company’s businesses (announced in April 2010), the Compensation Committee has deferred defining the qualitative Company performance objectives that will be used in determining 2010 annual incentive awards, in order to better align the performance objectives with the Company’s prospective operational structure. The Compensation Committee is scheduled to define these performance objectives at an upcoming meeting. As a result, the Company is unable to provide the draft 2011 proxy statement disclosure requested by the Staff. The Company will disclose in its 2011 proxy statement the Compensation Committee’s evaluation of each objective and/or result and how the level of achievement affected actual bonuses paid. In addition, to the extent that the Compensation Committee identifies qualitative performance objectives related to the achievement of risk management goals and performance against critical non-financial strategic and operational objectives, the Company will disclose the specific goals and objectives.
* * * * * *

In connection with our response to the staff’s comments, we hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in this filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to this filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We would be happy to respond to any further questions you or your staff may have. You may call me at 860-547-4135.
Sincerely,
/s/ Beth A. Bombara
Beth A. Bombara
Senior Vice President and Controller
cc: Christopher J. Swift, Executive Vice President and Chief Financial Officer

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